P.E. 12/31/01



FORM 6-K

02016684

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2001

<u>COLT TELECOM GROUP plc</u>
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

_____
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F <u>X</u> Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934)

Yes ___ No <u>X</u>

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
Rule 12g3-2(b): 82- _____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration
Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's
Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 19th December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly
authorized.

Date: 19th December 2001   COLT Telecom Group plc

                                                             By:

                                                             Mark A. Jenkins
                                                             Legal Services Director

AVS: 043797

1. **Name of Company**

    COLT Telecom Group plc

2. **Name of Director**

    Catherine Biner Bradley

3. **Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest**

    Notification is in respect of director

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)**

    Catherine Biner Bradley

5. **Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)**

    Notification is also in respect of 552 shares acquired and held by Ms. Biner Bradley on behalf of her minor children.

6. **Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary/non-discretionary**

    Purchase of Shares

7. **Number of shares/amount of stock acquired**

    36,528

8. **Percentage of issued Class**

    Less than 1%

9. **Number of shares/amount of stock disposed**

    N/A

10. **Percentage of issued class**

    N/A

11. **Class of security**

    Ordinary shares of 2.5p each

12. **Price per share**

    £0.62p

13. **Date of transaction**

7 December 2001

14. Date Company informed

17 December 2001

15. Total holding following this notification

86,095

16. Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

This notification is in respect of the take-up of additional shares under the Open Offer. Ms Biner Bradley now holds 1,352 shares on behalf of her minor children.

24. Name of contact and telephone number for queries

John Doherty: 0207 390 3681

Mark A. Jenkins

Company Secretary

Date of Notification: 19 December 2001

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority